                                                                                                                       North American Salt Company
Great Salt Lake Minerals
Sifto Canada Corp.
Salt Union Ltd.

Compass Minerals
9900 West 109th Street
Overland Park, Kansas 66210
www.compassminerals.com

T (913) 344-9200

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

September 16, 2008

RE:         Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Definitive Proxy Statement on Schedule 14A
Response Letter Dated July 25, 2008
File No. 1-31921

Dear Mr. Schwall:

This letter is in reference to your inquiry dated September 3, 2008 concerning Compass Minerals International Inc. (the “Company”).  Our responses have been numbered to match the comments in your letter.  We respectfully reserve the right to change the disclosures discussed below based on future changes in facts and circumstances.

1.
We note your response to our prior comment 1.  Please provide further support for your statement that the performance hurdle established for purposes of your long-term incentive awards is not a material element of your compensation of your named executive officers.  We understand that such performance hurdle was established for the purposes of ensuring compliance with Internal Revenue Code Section 162(m), but it would appear that as a practical matter this hurdle would also act as a target for the purposes of long-term incentive awards.

While the long-term incentive awards are a material part of each named executive officer’s total compensation, we believe the performance hurdle is not a material element of the named executives’ compensation.

As we noted in our prior response, only “material elements” of the Company’s compensation of its NEO are required to be discussed in the Compensation Discussion and Analysis. Every form of incentive compensation that meets the deductibility criteria of Section 162(m) of the Internal Revenue Code includes some “performance hurdle” and we do not believe there is any legal or regulatory presumption that every such hurdle automatically be deemed material. Instead, the Staff’s guidance—which directs companies to assess the particular facts and circumstances to determine whether a particular performance target is required to be discussed—confirms that there is no such presumption.

The performance hurdle for 2007 was based on the Company’s 2007 annual business operating plan.  Incentives for satisfaction of the 2007 annual business operating plan are provided by the Company’s Annual Incentive Plan. The Company’s 2007 performance hurdle was established by the Compensation Committee with the expectation that it would be satisfied absent unanticipated financial underperformance. The Company exceeded the hurdle in 2007 and has significantly exceeded the performance hurdle target in every other year in which such hurdle was in place.  Therefore, because of the levels of performance chosen by the Compensation Committee for 2007, the performance hurdle’s purpose and function is to satisfy the requirements of compliance with Section 162(m), consistent with the Company’s policy.

For the above reasons, we do not believe the disclosure of the specific performance hurdle to be useful for investors in understanding the material elements of the Company’s compensation plans.  However, in light of the Staff’s comments, in future filings we will include a discussion regarding material elements of the Company’s process for satisfying its compliance with Section 162(m).

Sincerely,

/s/ Rodney L. Underdown
Vice President and Chief Financial Officer